Exhibit 11

                 JAMES RIVER CORPORATION of Virginia

                  COMPUTATION OF EARNINGS PER SHARE
     For the Quarters (13 Weeks) and Six Months (26 Weeks) Ended
                   June 25, 1995 and June 26, 1994
              (in thousands, except per share amounts)


                                       Second Quarter              Six Months
PRIMARY:                              1995       1994        1995        1994

Net earnings (loss) applicable
  to common shares                 $27,120     $4,699     $34,620    $(10,589)

Weighted average number of
common shares and common share
equivalents:

  Common shares outstanding         82,083     81,672      81,911      81,652

  Issuable upon exercise of
    outstanding stock options and
    pursuant to a deferred stock
    award plan                       4,890        355       4,294         407

  Less assumed acquisition of
    common shares, using proceeds
    from stock options and the impact
    of a deferred stock award plan, under
    the treasury stock method       (3,732)      (127)     (3,327)       (176)


                                    83,241     81,900      82,878      81,883

Primary earnings (loss) per
  common share                        $.33       $.06        $.42       $(.13)


Exhibit 11 (continued)

                 JAMES RIVER CORPORATION of Virginia

                  COMPUTATION OF EARNINGS PER SHARE
     For the Quarters (13 Weeks) and Six Months (26 Weeks) Ended
                   June 25, 1995 and June 26, 1994
              (in thousands, except per share amounts)

                                        Second Quarter            Six Months
FULLY DILUTED:                         1995       1994        1995      1994

Net earnings (loss) applicable
  common shares                     $27,120     $4,699     $34,620  $(10,589)

Weighted average number of common
  shares and common share equivalents:

  Common shares outstanding          82,083     81,672      81,911    81,652

  Issuable upon exercise of outstanding
    stock options and pursuant to a
    deferred stock award plan         4,922        355       5,113       407

  Less assumed acquisition of common
    shares, using proceeds from stock
    options and the impact of a deferred
    stock award plan, under the treasury
    stock method                     (3,637)      (126)     (3,787)     (176)


                                     83,368     81,901      83,237    81,883

Fully diluted earnings (loss)
  per common share                     $.33       $.06        $.42     $(.13)

Exhibit 11 (continued)

                 JAMES RIVER CORPORATION of Virginia

                  NOTES TO COMPUTATIONS OF EARNINGS
                              PER SHARE


      Primary earnings per common share is computed by dividing net income, after deducting dividends on outstanding preferred shares, by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Common share equivalents consist of shares issuable pursuant to stock options and a deferred stock award plan, and are calculated using an average market price for the period.

      Fully diluted earnings per common share is computed using the same method as for the primary computation except that (i) common share equivalents are computed using the higher of the market price at the end of the period or the average market price for the period, and (ii) the average number of common shares and dilutive common share equivalents outstanding is increased by the assumed conversion, if dilutive, of the Company's Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock, its Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock, its Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock, and its Series P 9% Cumulative Convertible Preferred Stock. No conversions of any of the convertible preferred stocks have been assumed for the periods presented, as such conversions are not dilutive.